August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

FILED BY ECLIPSE RESOURCES CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: BLUE RIDGE MOUNTAIN RESOURCES, INC.

ECLIPSE RESOURCES CORPORATION COMMISSION FILE NO. 001-36511

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

The following is a transcript of an investor presentation that was given by Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. on August 27, 2018.

CORPORATE PARTICIPANTS

Douglas Kris

Vice President-Investor Relations, Eclipse Resources Corporation

Benjamin W. Hulburt

Chairman, President & Chief Executive Officer, Eclipse Resources Corporation

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Matthew R. DeNezza

Chief Financial Officer & Executive Vice President, Eclipse Resources Corporation

Matthew Rucker

Vice President - Resource Development and Planning, Blue Ridge Mountain Resources, Inc.

Oleg Tolmachev

Chief Operating Officer & Executive Vice President, Eclipse Resources Corporation

OTHER PARTICIPANTS

Ronald E. Mills

Analyst, Johnson Rice & Co. LLC

Arun Jayaram

Analyst, JPMorgan Securities LLC

Jane Trotsenko

Analyst, Stifel, Nicolaus & Co., Inc.

Jacob Gomolinski-Ekel

Vice President, Morgan Stanley

Michael Dugan Kelly

Analyst, Seaport Global Securities LLC

Trelford Owen Douglas

Analyst, Robert W. Baird & Co., Inc.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

John Nelson

Analyst, Goldman Sachs & Co. LLC

Stark Remeny

Analyst, RBC Capital Markets LLC

Holly Barrett Stewart

Analyst, Scotia Howard Weil

MANAGEMENT DISCUSSION SECTION

Operator: Greetings and welcome to Eclipse Resources and Blue Ridge Strategic Combination Conference Call. At this time all participants are in a listen-only mode. A question-and-answer session will follow the presentation. If anyone should require operator assistance during the conference, please press *0 on your telephone keypad. And as a reminder, this conference is being recorded.

I’d now like to turn the conference over to Douglas Kris, Head of Investor Relations for Eclipse Resources. Thank you. Please go ahead.

Douglas Kris

Vice President-Investor Relations, Eclipse Resources Corporation

Good morning and thank you for joining us for the Eclipse Resources and Blue Ridge Mountain Resources joint conference call, detailing the strategic combination of those two companies which we both announced this morning. With me today from Eclipse Resources are Benjamin Hulburt, Chairman, President and Chief Executive Officer; Oleg Tolmachev, Chief Operating Officer; and Matthew DeNezza, Chief Financial Officer. And from Blue Ridge Mountains Resources, John Reinhart, President and CEO; Paul Johnston, Senior Vice President and General Counsel; and Matthew Rucker, Senior Vice President of Resource, Development and Planning.

If you have not received the copy of this morning’s joint press release regarding the strategic combination of Eclipse Resources and Blue Ridge Mountain Resources, you can find a copy of it on our website at www.eclipseresources.com as well as the Blue Ridge Mountain Resources website at www.brmresources.com. We will spend a few moments summarizing the transaction and detailing the highlights and benefits before opening the call up for Q&A. Before we start our comments, I would like to point out our disclosures regarding forward-looking statements and cautionary statements that are found in our joint press release, and remind you that during this call management will make forward-looking statements.

Such statements are based on our current judgments regarding factors that will impact the future performance of both companies and are subject to a number of risks and uncertainties, many of which are beyond both companies’ control. Actual outcomes and results can materially differ from what is expressed, implied or forecast in such statements. Information concerning these risk factors can also be found in the filings with the SEC. In addition, during this call, we make reference to certain non-GAAP financial measures. Reconciliation to applicable GAAP measures can be found in the joint Eclipse Resources Blue Ridge Resources Business Combination Investor Presentation posted to both of our respective websites. We will reference this investor presentation during the call.

I will now turn the call over to Benjamin Hulburt, Chairman, President and CEO of Eclipse Resources.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Benjamin W. Hulburt

Chairman, President & Chief Executive Officer, Eclipse Resources Corporation

Thank you, Doug. Good morning, and thank you all very much for joining us today. Eclipse announced in March of this year that we would conduct a review of strategic alternatives. As we’ve discussed previously, in establishing this process we were among other things, seeking to gain scale, improve our efficiencies, reduce fixed cost per unit of production, increase cash flows, while effectively deleveraging and continuing to grow the value of our company for our shareholders. I am now very pleased to announce that we have agreed on terms to merge with Blue Ridge Mountain Resources. The combination of Eclipse and Blue Ridge creates a strong, pure-play Utica and Marcellus company that offers exciting opportunities for our shareholders and we believe it accomplishes all of the major goals we established for ourselves when we commenced this process.

I would like to spend a few minutes outlining the transaction. The details are on slide 3. We are merging Eclipse and Blue Ridge in an all-stock transaction. Under the terms of the deal, Eclipse shareholders will own 57.5% of the equity of the combined company at closing, and Blue Ridge shareholders will own 42.5%. As part of the transaction, we will be combining the management teams of Eclipse and Blue Ridge, and John Reinhart, currently the President and CEO of Blue Ridge, will become the President and CEO of the new combined company. The board of directors of the combined company will consist of 10 members, five appointed by Eclipse consisting of four members from EnCap Investments, Eclipse’s majority shareholder, and Eclipse Resources’ current audit committee chair; and five appointed by Blue Ridge, which includes John Reinhart’s position as a Director on the board.

The transaction has been unanimously approved by the boards of both companies and has also been approved by the majority of the outstanding shareholders of Eclipse Resources. Voting agreements for approval of the transaction have been obtained from over 60% of the outstanding shares of Blue Ridge. We expect the transaction to close during the fourth quarter of 2018. We expect the company to continue to trade on the New York Stock Exchange. In addition, we and Blue Ridge have agreed to implement a reverse stock split for the Eclipse Resources common stock on a 15:1 basis at closing.

At this point I’ll turn the call over to John to provide further details about his vision for the combined company and the next steps.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Thank you Ben. I’m very excited to be here today and have the opportunity to speak with you about this transformational transaction. We are creating a leading independent Appalachia E&P company as a result of the transaction, and I alongside the rest of the Blue Ridge and Eclipse teams are very excited about the potential to drive growth and value for all stakeholders in the combined business. Our ability to leverage the company’s extensive base and experience and operating capabilities with the combined acreage position and strong pro- forma liquidity represents a compelling opportunity to grow and deliver value to all of our investors.

I will spend a few minutes highlighting the key points that are included in today’s presentation, which has been publicly provided. But first, I would like to highlight some details surrounding the implied transaction valuation. Blue Ridge has been experiencing substantial growth over the past year, growing production from approximately 60 million cubic feet per day in the fourth quarter of 2017 to 122 million cubic feet a day in the second quarter of 2018, and also as publicly guided for 2018 exit production levels of approximately 190 million cubic feet per day equivalent. This guidance includes the addition of eight Utica Dry Gas wells that are on schedule for first sales beginning in approximately 10 days, with the remainder of the wells planned for first sales through the first week in October.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Full year Blue Ridge EBITDAX is estimated to exceed guidance at $70 million to $75 million. If you look at the $90 million to $110 million combined Q4 2018 EBITDAX range that we provided in the press release, we currently anticipate that approximately $30 million will come from Blue Ridge given this significant increase in wells turning to sales at the end of the third quarter. These cash flows when forecasted as a combined company with Eclipse provides continuous improvement in metrics throughout 2018. The vision for the combined company starts with a strong asset base. We will have a consolidated footprint in the Utica and Marcellus plays consisting of 227,000 net effective undeveloped core acres of which approximately two-thirds is held by production. This acreage holds a resource base of approximately 12 Tcf of natural gas equivalents and translates to over 20 years of remaining drilling inventory.

We have access to significant dry and rich gas development potential with approximately 48% of our undeveloped acreage in dry gas windows and 52% in rich gas windows. Production for the combined company is anticipated to be between 500 million and 560 million standard cubic feet equivalent per day in the fourth quarter of 2018.

Production of over half a bcf a day creates scale, which translates into operating efficiencies, operating flexibility and significant value for shareholders. With a strong asset base, we will be in a position to deliver disciplined production growth of over 20% per year based on a self-funded 2 to 3 operated rig program. Development capital will be concentrated on the drill bit where we can generate the greatest returns for the company with approximately 85% to 90% of near-term capital being allocated towards low risk growth-oriented development.

The midstream portfolio will be balanced, geared towards being underweighted in terms of firm transportation commitments and position to provide market exposure flexibility while focusing on minimizing weighted average transportation costs and higher netbacks. Corporate synergies are anticipated to be $15 million per year, which is equivalent to adding Blue Ridge’s production base to Eclipse’s with no additional G&A cost. Once the G&A synergies are fully realized, which we anticipate will take three quarters, the unit G&A costs are expected to be top quartile within our peer group. Based on our consolidated operating footprint, midstream strategy and the strength of our operating teams, we estimate that our all-in per unit cash cost at the end of 2018, will be very competitive with our peer group if not top quartile as well.

We believe that we can provide attractive growth, funded through the balance sheet, while maintaining debt near or below 2 times the EBITDAX, which is very competitive. The implied liquidity at the end of the second quarter, as noted in the press release, was $312 million, and at close it is estimated that this will be approximately $200 million net of continued development costs and anticipated transaction costs. Further, we expect based on the high-quality of the underlying assets and the current price assumptions to be cash flow positive in 2020. The combined company will have a highly experienced management team with significant in basin experience that dates back to 2009 when the Marcellus was in the beginning phases of substantial growth.

This leadership team, as well as the pro forma operating and support teams will consist of members from both Eclipse and Blue Ridge that leverages the company’s functional and operating expertise. Bringing together Blue Ridge and Eclipse provides not only a highly attractive operational proposition, but forms a strong financially stable company with peer leading leverage levels and operational outlook. On day one, for the combined company, we expect to have in place a $750 million to $1 billion revolving credit facility with a borrowing base of approximately $375 million. This is an increase of $150 million relative to the borrowing base Eclipse has under its current facility. As I mentioned previously, this equates to approximately $200 million of liquidity on day one, net of ongoing development costs and transaction costs.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Including the senior unsecured notes held by Eclipse, which we anticipate to remain outstanding, the combined company is positioned to have pure leading leverage metrics of 2.1 times EBITDA based on second quarter combined EBITDA annualized. Based on annualized EBITDA anticipated for the combined company in the fourth quarter, the leverage metrics are in an even more impressive range of 1.5 times to 1.8 times EBITDA. Regarding liquidity, a strong balance sheet without near-term debt maturities and a low risk operating plan eliminate the foreseeable need for further DrillCo JVs or additional equity to fund the growth that the underlying business plan delivers. The consolidated nature of the pro forma acreage position will allow utilization of the majority of its production to meet commitments associated with gathering, compression and processing agreements.

In addition to gathering synergies, the combined company will have direct access to multiple processing facilities, creating flexibility in terms of rich gas development and NGL marketing. A significant portion of the combined company’s rich gas production is not subject to must-recover ethane requirements. The choice whether to recover ethane or leave the ethane in the natural gas stream for BTU value creates flexibility and additional value for the company. The majority of the company’s natural gas production can be delivered directly to [ph] in basin (00:13:47) market hubs, as well as on firm or interruptible basis to numerous transportation systems such as ROVER, Rockies Express, Columbia, NEXUS and Atlantic Coast. This creates significant marketing flexibility that provides the company with a potential to capitalize on shifting market dynamics.

I will now expand on our pro forma development strategy. We initially anticipate a 2 to 3 operated rig program in Ohio and West Virginia area with up to 2 rigs directed towards dry gas and 1 rig allocated to rich gas.

Development within the existing footprint will allow for low risk drilling and production growth of 20% plus per year. Based on the assessment of Eclipse’s near-term Painter well results, we will finalize Flat Castle area development plans over the coming months. The operating philosophy of the combined company will be based on proven, low risk, highly deliverable and repeatable development practices. What the development strategy will deliver is a plan providing flexibility, attractive growth, pace delineation all while generating competitive returns with our organic drilling program.

So to summarize, we are creating a very compelling Appalachia growth story. We will possess an excellent management team and organization, leveraging the talent from both companies. We have a highly complementary asset fit with a balance between near-term cash flow generation, future growth opportunities as well as rich and dry gas optionality to optimize economics. The combined balance sheet is robust with a peer leading leverage levels and ample liquidity to deliver our growth targets. The midstream position provides access to new markets for production and offers flexibility across the system to meet existing commitments. Growth is of course important and we are well-positioned to deliver substantial growth, while living within our means and reaching cash flow neutrality in 2020. We’re very excited about the transaction and the opportunity for the combined Eclipse and Blue Ridge business to grow and deliver value going forward.

Operator, at this time, please open the phone lines for questions.

QUESTION AND ANSWER SECTION

Operator

Certainly. If you’d like to ask a question, please press *1 on your telephone keypad. A confirmation tone will indicate your line is in the question queue and you may press *2 if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

handset before pressing the star key. When asking your question, please direct them to a specific member of the Eclipse management team or their respective company. Again that is *1 to ask a question at this time.

Our first question comes from the line of Ron Mills with Johnson Rice.

Ronald E. Mills

Analyst, Johnson Rice & Co. LLC

Good morning. John, maybe just start with you, as it relates to development plans with your 2 to 3 rigs, can you talk about the acreage, I guess, geometry on the Blue Ridge assets, and how it compares to Eclipse and the ability to continue to leverage their super lateral success that they’ve had on the Eclipse position?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Sure, yeah. Thank you for the question. I think that this is an opportunity for both teams to take the combined contiguous acreage position, a great acreage by the way that both companies possess, and take a look at midstream synergies, midstream build-outs and the rock quality, as well as the commitments and optimization of netbacks and production, and come up with a revised plan that actually takes advantage of the execution prowess that the Eclipse team has, while also focusing on optimizing specific well returns, cycle times is very important I think to the overall outlook to the company.

So having said that, I think that what you’ll find is, as the teams assess this opportunity, there will be no one particular plan that we put out, it’s all going to be optimized based on how the acreage fits, where the midstream is, and quite frankly the best returns and the lowest cycle times that we can deliver. So some lateral lengths will be longer and some will be more nominal. But rest assured that we are interested in the best economic outcome and using the operational resource that both companies provide to be able to carry that plan forward.

Ronald E. Mills

Analyst, Johnson Rice & Co. LLC

Great. And Ben, I know you initiated the strategic review process. Curious if you have any incremental color in terms of how you ended up going down this route which seems to achieve all of the goals, how did the Blue Ridge combination come about out of the various options that were evaluated over the last five months or six months.

Benjamin W. Hulburt

Chairman, President & Chief Executive Officer, Eclipse Resources Corporation

Sure Ron. Without going into too much detail, I mean, we conducted a very broad process looking at every kind of option that we could think of, with the major goal of gaining scale in a de-leveraging way so that we continue to grow the company for the shareholders. And after a very broad process and a lot of discussions, the fits between us and Blue Ridge were really stellar. The acreage sits immediately adjacent to each other, provides a lot of G&A synergies because of that, their balance sheet being actually net cash positive instead of net debt was a huge advantage in combining this into us. And then on top of that, I think the other major advantage to this is, we have been historically largely owned by one private equity firm providing for less trading liquidity than we would have liked to have seen in the past. This transaction essentially solves all of those issues in one fell swoop. So it really kicked off all of the major goals that we are trying to accomplish as we set out this process.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Ronald E. Mills

Analyst, Johnson Rice & Co. LLC

Great. And then one last one for John, it sounds like in the past, I know both you and Oleg worked at Chesapeake. Any overlap there, comfort level with the lack of kind of integration issues or anything that your history together may provide?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. And I guess my comment on that would be, we’re going to be extremely focused upon close in Q4 to integrate all the transition and integration of the data and processes so we can hit the ground running pretty hard in 2019 on all cylinders. And you’re absolutely right, there is some employment background. Oleg and I have known each other and worked together at Chesapeake years ago, as well as many of the other Eclipse teams to be very frank. So there is a knowledge of working together in the past. We know each other and I think we generally know how each other thinks, and we’re looking forward to working together again to build some value for all the shareholders.

Ronald E. Mills

Analyst, Johnson Rice & Co. LLC

Great. Let me let someone else jump on. Thank you, guys.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Thanks.

Operator

Our next question comes from the line of Arun Jayaram with JPMorgan. Arun, your line is live.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Yeah, good morning. I was wondering if you could help us think about the CapEx, the pro forma CapEx in 2019 and 2020 as you talked about the 20% growth and getting to free cash flow positive in 2020.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Well, I appreciate the question. As you can imagine we’re in the early phases of just announcing this and a lot of work to do still to close. What I can speak to is high level and more of the rationale on the strategy. One of the things that the acreage here provides due to its just underlying quality, it’s tremendous asset, is the ability to actually take a 2 to 3 rig program with the allocations that I’ve noted. You can run that off of kind of historic CapEx per rig lines and get an estimate of what that looks like. But the growth that it delivers is going to be 20% plus on a production equivalent basis and that’s an annualized on 2019.

So as we look at the world and the quality of these assets and how well they perform, that quickly leads you to directing most of your CapEx towards drilling operations, as I’ve noted, not focusing so much on midstream CapEx, keeping your land spend to something that is going to be invested with near-term drilling

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

versus long-dated drilling. All that said, a lot of the D&C, the CapEx is going to be D&C focus which is going to be delivers growth. So we’re excited about the actual high level outlook of getting these cash flows where it’s positive in 2020, and it’s largely just by again directing it towards high-quality, low-risk acreage, and actually centering most of that towards the D&C operations versus other uses.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Fair enough. And just to follow up, if you look at slide 16, Blue Ridge represented about 17% of the EBITDA on the first half of the year. What do you expect the mix of EBITDA between both companies in 4Q and 2019 relative to the 42.5% pro forma ownership positions? Just trying to understand the mix of cash flows on a combined basis.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah, sure. So if you take a look at the comments earlier where we quoted in the announcement of our 4Q EBITDAX estimate, it was a range of about $90 million to $110 million. I believe if you take the public guidance that Eclipse has, it’s plus or minus $65 million for Q4 with the remaining being what we envision the Blue Ridge share being. So that would give you an approximate near-term type Q4 allocation profitability of both of the companies.

Matthew R. DeNezza

Chief Financial Officer & Executive Vice President, Eclipse Resources Corporation

And then, I mean I think – this is Matt DeNezza. The other thing you obviously have to keep in mind as you go through a contribution calculation in your head is, as you know, one entity is debt free and one entity is not, and so that obviously – when you’re looking at an enterprise value number like an EBITDA multiple or EBITDA value, that changes the percentage math.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Absolutely, that’s a great point. Yeah. Thanks a lot.

Operator

And our next questions come from the line of Jane Trotsenko with Stifel.

Jane Trotsenko

Analyst, Stifel, Nicolaus & Co., Inc.

Good morning. Congratulations on the deal. John, I have a question about long-term production growth. Should we be thinking about the new company growing within cash flow over the long term or below cash flow, how do you think about that?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. Thank you for the question. I think longer term issue as you look at the company, it’s our stated objective to be cash flow positive in 2020, maintain a balance sheet that’s healthy and provides a lot of

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

flexibility for the future should any opportunities arise. So we’re very focused on growth, and we’re very focused on not stretching the balance sheet and staying very nimble for future opportunities.

Jane Trotsenko

Analyst, Stifel, Nicolaus & Co., Inc.

Thanks. That’s very helpful. My second question is on the rig count. You mentioned that you’re going to run two rigs on dry gas acreage, is it that you’re going to run two rigs on Blue Ridge dry acreage and one rig on Eclipse’s rich gas acreage, or how the recount is split up, and also how do you think about production mix going forward? It looks like you focus more on dry gas development.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. So I’ll handle those two questions. You can think about where the rigs will be allocated more as being from a neutral perspective, meaning there’s a gathering in the infrastructure. One of the great advantages of this combination is we share a gatherer. Eureka actually gathers for both companies and that’s in the dry gas area in the Utica. So as we look out from a pro forma perspective, there’s a lot of flexibility depending on future well results, different things from a petro physical and a geologic as we continue to delineate and drill out these areas. And we have a lot of flexibility with regards to whether it’s on the historic Eclipse acreage or the historic Blue Ridge. So what I would do is just note that it’s going to be probably a balance between the Eclipse and Blue Ridge, and certainly it’s going to be a balance on the Marcellus and the rich gas Utica between both companies because both companies actually possess very good acreage in both of those particular windows.

Jane Trotsenko

Analyst, Stifel, Nicolaus & Co., Inc.

So do you think that production mix will get gassier over time?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. I think that we’re going to be very nimble. So one of the things that we’re going to be very mindful of is staying flexible with regards to how the capital is allocated in the future. So for instance if you take a look at the – at least the as current kind of outlook, it’s a 2:1 mix. But that is definitely not set in stone for the future. For instance if we see commodity prices move and oil goes up substantially, and NGLs move even higher, we’re going to be very mindful of our commitments from a midstream perspective and a downstream perspective. But we’re also going to make some decisions based on the overall economics, and that very well could change the rig allocation mix in the future.

Jane Trotsenko

Analyst, Stifel, Nicolaus & Co., Inc.

Okay. That’s very helpful. And my last question is long-term transportation commitments. I’m wondering if Blue Ridge has any transportation commitments, and what price does it get for gas right now. Is it mostly in basin sales, or do you ship gas somewhere else to other markets as well?

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

It’s a great question. I think if you take a look at where we stand right now, Blue Ridge has a commitment of 50 million cubic feet a day to REX, and that delivers to downstream markets. The all-in weighted average transportation cost of that is around $0.375. One of the great things is that, of the 122 million cubic equivalent and the 50 million cubic firm, and remember we’re rapidly growing, we’re adding about 80 million cubic feet a day over the next month of production and predominantly that’s dry gas, all of that excess gas that we’re delivering in the basin are on interruptible capacity.

Whenever we combine that with the Eclipse team that was very attractive for Eclipse that we weren’t committed. So now we actually have a wholesome set of production to be able to take Eclipse’s commitments, our commitments and actually use that to the benefit of the pro forma company to optimize the netbacks. So we’re very light on. We stayed very nimble and it’s about a 50% mix of our production going in basin, out of basin.

That’s the general area that we like to stay very flexible so we can have some price risk taken off the table. I mean, you can probably think about that as we grow into the capacity and move forward in the pro forma company, we’re going to stay very flexible with that as well.

Jane Trotsenko

Analyst, Stifel, Nicolaus & Co., Inc.

Thank you so much. That’s very helpful. Bye.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Thank you.

Operator

Our next question comes from the line of Jacob Gomolinski-Ekel with Morgan Stanley.

Jacob Gomolinski-Ekel

Vice President, Morgan Stanley

Hey, good morning and thanks for taking the question and congrats on the transaction.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Thank you.

Jacob Gomolinski-Ekel

Vice President, Morgan Stanley

Matt, I guess maybe starting with more of an administrative question, it might be for Matthew or John. Will this newly formed Eclipse subsidiary that is being merged with Blue Ridge be a guarantor to the existing Eclipse debt, and roll up into either Eclipse Resources or Eclipse GP or one of the other Eclipse guarantors? Just trying to understand the pro forma org structure.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Matthew R. DeNezza

Chief Financial Officer & Executive Vice President, Eclipse Resources Corporation

Yeah. This is Matt. I mean, as you recognize, so Eclipse Corp stays in place, we’ll form a subsidiary that Blue Ridge will merge into, and yes, it’d be my expectation that the high-yield bonds will link into that new subsidiary if that’s the question.

Jacob Gomolinski-Ekel

Vice President, Morgan Stanley

Yeah. That is. Okay. So [indiscernible] (00:30:44) presumably the new box would become a guarantor to the existing bonds.

Matthew R. DeNezza

Chief Financial Officer & Executive Vice President, Eclipse Resources Corporation

Correct.

Jacob Gomolinski-Ekel

Vice President, Morgan Stanley

Okay. Thanks. And then maybe just John, this is I guess a question for you in terms of I think the last caller was asking something similar. But in terms of a sense of pro forma strategy as it relates to cash burn or potentially cash neutrality for 2019, I mean, obviously we saw positive cash flow guided for 2020. So just curious how you’re thinking about 2019, and I guess, if there is any cash burn if you’re planning to just use the RBL for that or something else in mind?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. So I think, whenever you think about 2019, it will be a bridge from the current outspend to cash flow positive in 2020. So you could envision that is improving throughout the year. And we will be using cash flow from operations, as well as the new revolver facility or the updated revolver facility to fund it, and there is ample liquidity to do that.

Jacob Gomolinski-Ekel

Vice President, Morgan Stanley

Okay. And then just on that RBL, the $375 million borrowing base, it sounds like you’ve already had conversations with the banks. But just want to confirm, can you just maybe talk through how you got to that new number, first the existing $225 million borrowing base, and it doesn’t seem to just be the sum of $225 million and the $50 million of Blue Ridge.

Matthew R. DeNezza

Chief Financial Officer & Executive Vice President, Eclipse Resources Corporation

Yes, it’s Matt. We’ve had preliminary conversations with some of our agent banks, had them look at the reserve. Certainly we’ll need to go through between today’s signing and the close process that formalized syndication and commitment process. So that’s not inked in blood in any way at this point. But certainly we feel good about it and have had some smart folks on the RBL side look at this. And so hopefully we’re not over our skis on that number.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Jacob Gomolinski-Ekel

Vice President, Morgan Stanley

Okay. That’s really helpful. And then maybe just the last question from me, and more of an operationally focused one is the $15 million of synergies, the language seems to be that those synergies are purely G&A based on sort of maybe a misunderstanding. But if so do you have a sense of additional potential synergies from whether that be D&C or longer laterals or procurement sort of similar to what we saw highlighted in other E&P mergers, including [ph] rise (00:33:09) in basin?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah, this is John and I’ll touch on that. You’re absolutely correct that the $15 million quoted, that is the corporate overhead G&A synergies that we noted. With regards to operational synergies, we listen we have a common footprint and a contiguous acreage position. There is not a substantial amount of overlap, but there will be synergies just from the perspective that you have field offices that are located there, you have midstream synergies that will obviously be pursued as we move forward. To put a number on that, I mean if you think about how we view it, it would be in that 5% to 10% over the next year improvements certainly with more upside to that.

Jacob Gomolinski-Ekel

Vice President, Morgan Stanley

Okay. That’s great. Thanks very much.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Thanks.

Operator

Our next questions come from the line of Mike Kelly with Seaport Global.

Michael Dugan Kelly

Analyst, Seaport Global Securities LLC

Hey, guys. Good morning. John, kind of a high level operational one for you. And I’m just curious if we could expect any noticeable operational changes kind of right out of the gates post-closing on the combined entity. Thank you.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. No, it’s a great question. I think as you look at the merger and you look at the pro forma companies and remember that this deal was now announced and it’s going to close in Q4, also as you drill and develop wells as everybody knows, that’s a pretty substantial lead time with regards to laying out units, setting well designs. So any kind of further optimization based on the combination of two acreage positions, I would envision really starting to kick in probably late Q2 next year and moving forward from there. So I think noticeably, just a lot of the general plans are in place right now. And again subsequent team work, the teams working together to be able to come up with the plans, so again reduce cycle time and improve the overall economics of the program would be in the second half of next year.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Michael Dugan Kelly

Analyst, Seaport Global Securities LLC

Got it. I appreciate it. And then just philosophically I think you’ve talked, a few times you’ve given that 2 to 3 rig cadence, talking about getting a free cash flow in 2020. Is that really kind of one of the big goals for you, or are you growing fairly rapidly now on Blue Ridge standalone? Would you be willing in the future to have a decent level of outspend to maybe take the rig count up higher and to grow a bit faster? Just curious on your thoughts on that front. Thanks.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. Sure. No, I would say that as we look at it right now growth is very important to us. Scale is very important I think to the pro-forma company to be relevant in the Appalachia basin and continue to grow this. So yes, growth is extremely important as well as keeping a very healthy balance sheet. What I will tell you is absolutely if dynamics change or if opportunities arise, there’s always an assessment to be done on how a company kind of looks at the future growth and where the value is to our shareholders. So right now from our perspective as it stands, we’re going to take these assets, optimize it, get a very prudent business plan moving forward to be able to optimize on growth and cash flow with flexibility upwards if the market calls and flexibility downwards if commodity prices call for that as well.

Michael Dugan Kelly

Analyst, Seaport Global Securities LLC

Great. Congrats on the deal guys. Look forward to seeing you all in Chicago.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Thank you very much.

Operator

Our next questions come from the line of Owen Douglas with Robert W. Baird.

Trelford Owen Douglas

Analyst, Robert W. Baird & Co., Inc.

Hi, good morning. Just wanted to circle back on a couple of things. So on the 2 to 3 rigs operating, is that sort of on the order of magnitude about $300 million of D&C capital we should be thinking of?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. Really I don’t want to comment too much on the specifics of the capital plans. We will certainly come out with that late Q4. What I can tell you is you can probably think about the historic pro forma lateral lengths and the well cost, and you can extrapolate out for what a two-and-a-half rig program looks like.

Trelford Owen Douglas

Analyst, Robert W. Baird & Co., Inc.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Okay. And pardon my unfamiliarity with Blue Ridge’s results here, but give me a sense for what their unit F&D costs have been.

Matthew Rucker

Vice President—Resource Development and Planning, Blue Ridge Mountain Resources, Inc.

Yeah, this is Matt Rucker. It varies by type curve area certainly for what we’ve had. But we’ve seen F&D cost in the low between $0.90 to $1.10 range most recently with the recent commodity prices.

Trelford Owen Douglas

Analyst, Robert W. Baird & Co., Inc.

Okay. Great. That’s helpful there. And I remember earlier this year Eclipse was speaking about some midstream investments that were needed. So as you kind of think about the go-forward plan, are those investments still needed and kind of what’s the thought process around means to fund it?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah, sure. This is John, I’ll take that, and I would just tell you that our general philosophy in the pro forma company, at least moving forward, is to direct the capital towards the high return acreage with regards to D&C activities. So any kind of midstream or any kind of midstream build out that will be required with current existing contracts we’ll obviously be obligated to fulfill, or negotiate some contracts to offset that with a rate base type contract. However, moving forward, we certainly are more inclined to again keep capital focused on D&C and minimize long lead-time land spend and midstream expenditures to the extent possible.

Trelford Owen Douglas

Analyst, Robert W. Baird & Co., Inc.

Okay. That’s helpful. And I saw on the kind of website, Blue Ridge’s website that is, there is going to be another 50,000 MMBtu a day capacity on REX in 4Q 2018. Is that also going to be at that $0.375 range as a rate, or is there something else we should be thinking about for that?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

No, it is and I appreciate you asking that question. That is the all in average including that additional 50 million cubic feet will be $0.375, you’re correct.

Trelford Owen Douglas

Analyst, Robert W. Baird & Co., Inc.

Okay. Great. Thank you very much, guys.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Thank you.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Operator

And our next question is coming from the line of John Nelson with Goldman Sachs.

John Nelson

Analyst, Goldman Sachs & Co. LLC

Good morning and congratulations on the announced merger. I guess before I get to my question, just to be clear on that last one. So by 4Q 2018, Blue Mountain actually has 100 MMcf a day of [ph] FERC (00:39:59) transportation or firm sales agreements, or does the 50 million cubic feet a day just connected to the prior 50 million cubic feet a day?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

No, they are cumulative, meaning that we do have another 50 million cubic feet a day tranche coming on in Q4.

John Nelson

Analyst, Goldman Sachs & Co. LLC

Perfect.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

For REX.

John Nelson

Analyst, Goldman Sachs & Co. LLC

So just kind of skimming through the Blue Mountain presentation this morning, I saw that you all had a divestiture program in place, targeting to raise $60 million or $70 million, I guess, as you look at the combined portfolio. Is that a program you would expect to potentially enlarge, and how should we maybe think about that covering the outspend you would expect prior to reaching free cash flow positive in 2020?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. So to answer your question with regards to the Blue Ridge divestiture, we are actually on track to achieve that objective, a substantial amount of that I think up to $50 million has already been executed and we have line of sight for the remaining $8 million to $10 million. With regards to moving forward in the pro forma company, it’s very early to be able to comment on specifics, but what I will tell you is that just generally speaking companies generally like to block up, they like to trade into each other’s operations. And during a complete assessment of the overall development plans, we’ll obviously look at acreage that’s not going to be targeted for capital allocation near-term, and perhaps that might be some assistance to the balance sheet, and we can get value accelerated from that by taking another option. So we have not yet completed that assessment. Obviously, the transaction closes. The teams will need several months to digest the pro forma outlook in the plans. But moving forward, it’s always something that every healthy company should look at, is how can you accelerate value to the shareholders and to the company, especially on long lived drilling plans and acreage you won’t get to for several years.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

John Nelson

Analyst, Goldman Sachs & Co. LLC

There hasn’t been as much kind of focus on the condensate area of the Utica, I guess in your prepared remarks this morning. Is that one area in particular that might stand out from a divestiture potential, or is it still too early to say?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

I wouldn’t zero out any area. That’s really good rock. I mean, Eclipse has had outstanding results. We’ve had outstanding results and a retrograde. We’re very excited about the Marcellus acreage in West Virginia and into Ohio. I think that’s more of a continue to drill out and look at where commodity prices end up. I mean, depending on where gas goes, NGLs and oil goes, it’s certainly going to swing the capital allocation just to make sure that we’re maximizing the netbacks of the companies. So I wouldn’t read into that, other than the fact that the pro- forma plan and the rig allocation is generally met to ensure that we’re meeting company commitments and that we’re actually optimizing the economics of the development program.

John Nelson

Analyst, Goldman Sachs & Co. LLC

Okay. And then just one other clarification on that comment, the $50 million that you’ve already executed on, has that cash already come in, is that in the $40 million of net cash we see in the presentation that Blue Ridge has, or is that cash still yet to close?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

It is. It’s in the door and it’s accounted for in the data.

John Nelson

Analyst, Goldman Sachs & Co. LLC

Great. And then just last one for me, the press release talks about hopes of kind of being a further consolidator within the basin. Could you just speak to if there’s any preference between kind of the Ohio or West Virginia side of the play?

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. I think that there is not really a preference. From my perspective the West Virginia side, first of all, we’re going to target and be on the lookout to assess things that are contiguous with our acreage position. And since there’s a footprint of the pro forma company in West Virginia and Ohio that puts that Southern Utica as well as the kind of Tyler County, West Virginia area and play. Both of those Tyler County, West Virginia has stack pay, great Utica, great Marcellus economics. And Ohio, along the river, you had the same stack pay and some great Utica acreage as you know from ours and Eclipse’s well results. So I would just generally think there’s no preference between the two. But where there’s an attractive opportunity, where there could be some accretion from a cash flow perspective and a scale perspective more rapidly versus more longer term, that’s where we would focus our opportunities and pursue them.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

John Nelson

Analyst, Goldman Sachs & Co. LLC

Great. Congrats. And I’ll let somebody else hop on.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Thank you.

Operator

And once again as a reminder you may press *1 to ask a question at this time. Our next question is coming from the line of Stark Remeny with RBC.

Stark Remeny

Analyst, RBC Capital Markets LLC

Hey, guys. Congrats on the deal. Most of my questions were taken, but I do have one for Eclipse. I was just curious if you have come to any conclusions on the Sequel JV third tranche, or if there’s any impact to any of the prior tranche as part of this deal?

Benjamin W. Hulburt

Chairman, President & Chief Executive Officer, Eclipse Resources Corporation

Yeah. I think given the strength of the pro forma balance sheet at this point, our expectation is that we will not go down that third tranche path. We’re certainly happy with everything we’ve done with the Sequel guys, and they’ve been great partners. But given the pro forma liquidity and balance sheet here, we feel like we can effectively fund the attractive growth profile that John’s been talking about.

Stark Remeny

Analyst, RBC Capital Markets LLC

Perfect. Thank you.

Operator

Okay. Thank you. And our next question comes from the line of Holly Stewart with Scotia.

Holly Barrett Stewart

Analyst, Scotia Howard Weil

Good morning gentlemen. Thanks for squeezing me in. I thought maybe I would lob one into Oleg, who I know has probably been studying all of these wells. So maybe Oleg, if you could just talk well and completion design, maybe the two differences or the main differences employed by the two companies, and maybe how you see this kind of integrating that design here going forward.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Oleg Tolmachev

Chief Operating Officer & Executive Vice President, Eclipse Resources Corporation

Sure, Holly. From my understanding the completion design between the two companies is fairly similar. We certainly don’t see any significant variations. I think the important thing, as John was mentioning is, we’re trying to on the grander scale sold for cash flow positive path. And so with regards to how much money was spent on pumping sand, well spacing, lateral length, and other completions and drilling and development parameters, that’s going to be really driven by cycle time optimization and cash flow neutrality and then positivity. And so that’s what we’re focusing on on our well designs with regards to CapEx spend. But again, just evaluating Blue Ridge’s completion designs, I did not see any significant variations from what we do at this point.

Holly Barrett Stewart

Analyst, Scotia Howard Weil

Great. Thanks, guys.

Operator

And our next questions come from the line of Owen Douglas with Robert W. Baird.

Trelford Owen Douglas

Analyst, Robert W. Baird & Co., Inc.

Hi. Thanks for taking the follow up here. Just wanted to get a sense of as I kind of think about this company, I know in the past looking at Eclipse it’s sort of interest expense, it was a very expensive debt, the 8.875% Notes. With this combination significantly reducing the leverage in the company and some of its near-term funding needs, just wanted to understand, as you sort of think about your near-term priorities, how important is it to sort of pull that debt cost to capital more in line with what the pro forma metrics look to?

Matthew R. DeNezza

Chief Financial Officer & Executive Vice President, Eclipse Resources Corporation

This is Matt. I mean, I think as we look at the notes today, certainly they have a good maturity out there 2023. If the question is, is there a scenario where we go out and refinance those notes with a new bond, I would certainly think we’ll be opportunistic and thoughtful around that. I don’t see it as probably the first priority relative to all the other items we’ll have to sort through as we get this deal closed. But obviously, reducing and optimizing interest expense, just like reducing and optimizing operating expense is going to be a priority for the combined company.

Trelford Owen Douglas

Analyst, Robert W. Baird & Co., Inc.

Okay. I just asked because 2023 is final, but I believe that they are callable sooner than that, and so I was just kind of curious whether that was something that was being eyed.

Matthew R. DeNezza

Chief Financial Officer & Executive Vice President, Eclipse Resources Corporation

No, that’s certainly true. And obviously given this transaction was done on an all-stock basis, there’ll be resultant attractive credit metric move. We’ll just have to see how the bonds react and kind of what we think the opportunity there will be.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Trelford Owen Douglas

Analyst, Robert W. Baird & Co., Inc.

Okay. Great. Thank you very much.

Operator

Thank you. This concludes our question-and-answer session. I’d like to turn the floor back to John Reinhart for closing comments.

John K. Reinhart

President & Chief Executive Officer, Blue Ridge Mountain Resources, Inc.

Yeah. We’d like to thank you. First of all thanks to the Eclipse team and all the banks for a great process. We’re very pleased at announcing this transaction, looking forward at the close and certainly thank all of you for your participation on today’s call. And if you should have any follow ups please don’t hesitate to reach out for the announcement to Mike Koy and Doug, and we will follow up as necessary. Thanks and have a great day.

Operator

This concludes today’s teleconference. You may disconnect your lines at this time and thank you for your participation.

*****

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Eclipse Resources Corporation (the “Company”) and Blue Ridge. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information and Where to Find It

In connection with the Transaction, the Company will file with the SEC a registration statement on Form S-4 that will include a consent solicitation statement of Blue Ridge and an information statement of the Company and that also constitutes a prospectus of the Company. The Company may also file other documents with the SEC regarding the Transaction. The definitive consent solicitation statement/information statement/prospectus will be sent to the stockholders of the Company and Blue Ridge. This document is not a substitute for the registration statement and consent solicitation statement/information statement/prospectus that will be filed with the SEC or any other documents that the Company may file with the SEC or that the Company or Blue Ridge may send to stockholders of the Company or Blue Ridge in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BLUE RIDGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE CONSENT SOLICITATION STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/information statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at www.eclipseresources.com or by contacting the Company’s Investor Relations Department by phone at 814-325-2059.

Participants in Solicitation

The Company, Blue Ridge and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of consents from the holders of Blue Ridge’s common stock in respect to the Transaction.

Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Blue Ridge’s directors and executive officers will be contained in the consent solicitation statement/information statement/prospectus and other relevant materials filed with the SEC. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing the Company’s website at www.eclipseresources.com.

Investors may obtain additional information regarding the interests of those persons who may be deemed participants in the Transaction by reading the consent solicitation statement/information statement/prospectus and other relevant documents filed with the SEC regarding the Transaction when they become available. You may obtain free copies of these documents as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Blue Ridge expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Blue Ridge may not approve the adoption of the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction,

August 27, 2018: Eclipse Resources Corporation and Blue Ridge Mountain Resources, Inc. Merger Call

the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of the Company and Blue Ridge to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s or Blue Ridge’s control, including those risks and factors detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at www.eclipseresources.com and on the SEC’s website at www.sec.gov. All forward-looking statements are based on assumptions that the Company or Blue Ridge believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Blue Ridge undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Cautionary Note Regarding Hydrocarbon Quantities

The SEC permits oil and gas companies to disclose in their filings with the SEC only proved, probable and possible reserve estimates. The Company has provided proved reserve estimates that were independently engineered by Netherland Sewell & Associates, Inc. Unless otherwise noted, proved reserves are as of December 31, 2017. Actual quantities that may be ultimately recovered from the Company’s interests may differ substantially from the estimates in this presentation. The Company may use the terms “resource potential,” “EUR,” “upside potential” and similar phrases to describe estimates of potentially recoverable hydrocarbons that the SEC rules prohibit from being included in filings with the SEC. These are based on analogy to the Company’s existing models applied to additional acres, additional zones and tighter spacing and are the Company’s internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. These quantities may not constitute “reserves” within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or SEC rules. EUR estimates, resource potential and identified drilling locations have not been fully risked by Company management and are inherently more speculative than proved reserves estimates. Actual locations drilled and quantities that may be ultimately recovered from the Company’s interests could differ substantially. There is no commitment by the Company to drill all of the drilling locations, which have been attributed to these quantities.

Factors affecting ultimate recovery include the scope of the Company’s ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals, actual drilling results, including geological and mechanical factors affecting recovery rates, and other factors. Resource potential and EUR may change significantly as development of the Company’s oil and natural gas assets provide additional data. The Company’s production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases.

The type curve areas included in this presentation are based upon our analysis of available Utica Shale well data, including, but not limited to, information regarding initial production rates, Btu content, natural gas yields and condensate yields, all of which may change over time. As a result, the well data with respect to the type curve areas presented herein may not be indicative of the actual hydrocarbon composition for the type curve areas, and the performance, Btu content and natural gas and/or condensate yields of our wells may be substantially less than we anticipate or substantially less than performance and yields of other operators in our area of operation.